Mail Stop 4561

February 29, 2008

<u>VIA U.S. MAIL AND FAX (562) 493-9352</u>

Robert J. Conway
Chief Executive Officer
DSI Realty Income Fund VI
6700 E. Pacific Coast Hwy
Long Beach, CA 90803

      **Re:    DSI Realty Income Fund VI**
               **Form 10-K for Fiscal Year Ended**
               **December 31, 2006**
               **Filed March 30, 2007**
               **Form 10-Q for Quarterly Period Ended**
               **September 30, 2007**
               **Filed November 14, 2007**
               **File No. 002-68926**

Dear Mr. Conway:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Kevin Woody
               Branch Chief